SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)*

EnerJex Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

292758208

(CUSIP Number)

West Coast Opportunity Fund, LLC

c/o West Coast Asset Management, Inc.

1205 Coast Village Road

Montecito, California 93108

Attention: R. Atticus Lowe

Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 1,262,054
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 1,262,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.58%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 1,262,054
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 1,262,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.58%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Atticus Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 1,262,054
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 1,262,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.58%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance W. Helfert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 1,262,054
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 1,262,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.58%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul J. Orfalea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 1,262,054
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 1,262,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.58%
14	TYPE OF REPORTING PERSON IN, HC

The following constitutes Amendment No. 6 to the Schedule 13D filed by the Reporting Persons. This Amendment No. 6 amends the Schedule 13D as specifically set forth below. All other Items are unchanged.

ITEM 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is amended and restated as follows:

The Reporting Person, representatives of the Reporting Person, and affiliates of the Reporting Person have taken certain actions, described below, which for purposes of Rule 13d-1 of the Securities Exchange Act of 1934, as amended, indicate that Reporting Persons may be deemed to have a current intent or plan that relates to or would result in a transaction described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person and its representatives and affiliates are engaging in discussions and other communications with officers, directors, stockholders, lenders, and affiliates of, and other third parties that have commercial relations with, the Issuer regarding:

i.	various matters related to the Issuer’s business and its pursuit of strategic alternatives, including capital formation and the restructuring of the issuer’s debt and equity;

ii.	Reporting Person’s investment in the Issuer and potential transactions with the Issuer and its directors, stockholders, lenders, and affiliates and such third parties; and

iii.	tentative, contingent and confidential plans regarding the above.

These communications and tentative plans, if effected, may result in proposals that, among other things: (i) the Reporting Person and/or affiliates of the Reporting Person acquiring additional shares of common stock, acquiring additional indebtedness of Issuer, converting debt into shares of common stock, or disposing of any or all shares of common stock and/or debt of the Issuer currently held by the Reporting Person; (ii) an extraordinary corporate transaction, such as a merger, sale, reorganization, or liquidation involving the Issuer, or Issuer’s acquisition of additional operating assets; (iii) a material change to Issuer’s present capitalization or dividend policy; (iv) changes in the size and composition of Issuer’s board of directors; (v) other material changes in the Issuer’s business, corporate structure, and dividend policy; (vi) soliciting proxies or consents, to be used at either the Issuer’s regular annual meeting of shareholders, or at a special meeting of shareholders, or otherwise, with respect to the matters described above; (vii) seeking alone or with others to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; and/or (viii) taking, with respect to the Issuer, such other actions as the Reporting Person may from time to time determine.

If those transactions are implemented, any one or more of the foregoing actions, transactions, and outcomes may (i) cause the Reporting Person, alone or with others, to convert into equity securities of the Issuer some or all of the indebtedness of the Issuer that Reporting Person now holds or hereafter may acquire, (ii) substantially increase the number of shares of Issuer that are issued and outstanding, thereby reducing the percentage ownership interest of existing holders of Issuer’s equity securities, (iii) cause the Reporting Person, alone or with others, to become the owner of a majority of the Issuer’s voting securities and thereby to become entitled to elect a majority of the members of the Issuer’s board of directors and influence management, and (iv) result in Issuer pursuing various business activities in addition to those that Issuer currently is pursuing. If those or similar transactions are not implemented, then Issuer will be required to repay at maturity in 2010 the existing indebtedness that Issuer owes to Reporting Person.

Based upon such discussions and upon continuous evaluation and review of Issuer and its business activities, and other factors, the Reporting Person, representatives of the Reporting Person, and affiliates of the Reporting Person will continue to consider various alternative courses of action and will in the future take such actions as they deem appropriate in light of the circumstances existing from time to time.

Although the Reporting Person may be deemed to have a current intent to undertake one or more of the actions described above, and has formulated preliminary plans to that effect, the Reporting Person continues to investigate whether and on what terms and conditions it may do so. There currently exists no firm plan or any agreement or proposal between the Reporting Person and any other person with respect to any actions, transactions, or outcomes of the kind described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except to the extent that the foregoing actions may be deemed a plan or proposal, none of the Reporting Person has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right, based upon all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve on or more of the types of transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D) or formulate or implement plans or proposals with respect to any of the foregoing.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated October 20, 2010

Exhibit B – Power of Attorney dated January 15, 2009

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: October 21, 2010

WEST COAST OPPORTUNITY FUND, LLC

WEST COAST ASSET MANAGEMENT, INC.

R. ATTICUS LOWE

LANCE W. HELFERT

PAUL J. ORFALEA

By:	/S/ DIANA PEREIRA
Name:	Diana Pereira
Title:	Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement dated October 20, 2010

Exhibit B – Power of Attorney dated January 15, 2009

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of EnerJex Resources, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 20, 2010

WEST COAST OPPORTUNITY FUND, LLC

WEST COAST ASSET MANAGEMENT, INC.

R. ATTICUS LOWE

LANCE W. HELFERT

PAUL J. ORFALEA

By:	/S/ DIANA PEREIRA
Name:	Diana Pereira
Title:	Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

EXHIBIT B

POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Paul J. Orfalea, Lance W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Diana H. Pereira, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: January 15, 2009	/S/ PAUL J. ORFALEA
Paul J. Orfalea

Dated: January 15, 2009	/S/ LANCE W. HELFERT
Lance W. Helfert

Dated: January 15, 2009	/S/ R. ATTICUS LOWE
R. Atticus Lowe